Mail Stop 3010

November 17, 2009

Mr. Kevin W. McAleer
Executive Vice President and Chief Financial Officer
Penson Worldwide, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, TX 75201

> **Re:** **Penson Worldwide, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Periods Ended March 31 and June 30, 2009**
> **Schedule 14A filed April 8, 2009**
> **File No. 1-32878**

Dear Mr. McAleer:

We have read your supplemental response letter dated August 27, 2009 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed April 8, 2009

General

1.   We note your response to comments 7, 8 and 9 of our letter dated August 18, 2009. Please provide us supplemental disclosure as to how you intend to comply with these prior comments.

Cash Bonus, page 13

2.   We note your response to comment 9 of our letter. In response to our comment, you state that the initial target annual cash bonuses are set by the compensation committee. Further, you state that the committee sets each named executive officer's annual target bonus as a percentage of salary based upon the median of

the competitive benchmark data for each position. It therefore appears that you benchmark compensation. Because you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. See Item 402(b)(2)(xiv) of Regulation S-K. To the extent you awarded compensation to an executive officer that was above or below the median of those in your peer group, please identify the officer and tell us why you awarded compensation to the officer at a level that was above or below the median. Additionally, please include this disclosure in future filings. Further, please clarify that you do benchmark compensation in the section "Methodology for Setting Compensation."

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Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief